November 26, 2019

Cameron Durrant, M.D.
Chief Executive Officer
Humanigen, Inc.
533 Airport Boulevard, Suite 400
Burlingame, CA 94010

       Re: Humanigen, Inc.
           Registration Statement on Form S-1
           Filed November 20, 2019
           File No. 333-234801

Dear Dr. Durrant:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Kevin Vold, Esq.